FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Aeros Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X   Form 40-F
                                       ---            ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein are the following relating to Stelmar Shipping Ltd. (the "Company").

1)   Exhibit I -  a copy of a press release announcing the Company's third quarter earnings.

2)   Exhibit II - a copy of a press release announcing the Company's dividend policy.

                                                                 EXHIBIT I

For Immediate Release:

Company Contact:
Stamatis Molaris               Leon Berman
Chief Financial Officer        Principal
Stelmar Shipping Ltd.          The IGB Group
011-30210-891-7260             212-461-2175

            STELMAR SHIPPING LTD. REPORTS THIRD QUARTER 2003 RESULTS

          ATHENS, Greece - October 22, 2003 - Stelmar Shipping Ltd. (NYSE: SJH) today announced operating results for the third quarter and nine months ended September 30, 2003. Stelmar reported its 35th consecutive quarter of profitability since inception and 11th quarter since going public in March of 2001.

          For the third quarter of 2003, the Company reported net income of $10,713,000, or $0.62 per diluted share, compared with net income of $12,300,000, or $0.73 per fully diluted share, for the third quarter of 2002. The weighted average number of diluted shares used in the computations was 17,371,449 and 16,870,434 for the third quarters of 2003 and 2002, respectively. For the third quarter of 2003, operating income was $15,029,000 compared with $17,343,000 for the third quarter of 2002. EBITDA for the quarter was $25,847,000 compared with $27,954,000 for last year's third quarter. Net revenues from vessels for the quarter were $40,825,000 compared to $42,195,000 recorded in the third quarter of last year. Time charter earned revenues for the third quarter of 2003 were $35,691,000, approximately 87.4% of net revenues from vessels, as opposed to $40,110,000, or approximately 95.1% for the same quarter last year. Third quarter 2003 results were affected by the Keymar, a 1993 double-hull Aframax vessel, being out of service and costs related to the vessel's repairs. The vessel returned to service on October 16, 2003.

          For the nine months ended September 30, 2003, including a non-operating loss from the sale of a vessel, Stelmar reported net income of $26,626,000, or $1.54 per fully diluted share. Excluding the non-operating loss, the Company earned net income of $33,894,000, or $1.96 per fully diluted share. This compares to $31,713,000 or $2.14 per fully diluted share for the first nine months of 2002. The weighted average number of diluted shares used in the computations was 17,251,496 and 14,793,693 for the periods ended September 30, 2003 and 2002, respectively. Operating income increased 4% to $47,527,000 from $45,680,000 for the first nine months of 2002.

                                     -MORE-

          EBITDA for the nine months of 2003 was $80,052,000 compared to $72,353,000 for the same period last year. Net revenues from vessels were $127,489,000, an increase of 14.1% over the $111,772,000 for the first nine months of 2002, mainly due to expansion of the fleet and strong rates achieved in the spot market. Time charter earned revenues for the first nine months of 2003 were $108,151,000, approximately 84.8% of net revenues from vessels, versus $100,642,000, approximately 90% of revenues for the first nine months of 2002.

          Peter Goodfellow, President and Chief Executive Officer of Stelmar Shipping, commented, "During the nine month period of 2003, Stelmar continued to effectively execute its time charter strategy, which has enabled the Company to generate cash flow growth and significant profitability. Consistent with our strategy, we have taken advantage of a strong market in 2003 to lock in our vessels at higher rates. This proven approach should enable the Company to successfully operate in diverse rate environments and continue providing our shareholders with superior returns in 2004 and beyond."

          The following key indicators serve to highlight changes in the Company's financial performance during the third quarter and nine month period ended September 30, 2003:

                                                      Three Months Ended September 30, 2003 and 2002
                                                         (In U.S. Dollars unless otherwise stated)
                          ---------------------------------------------------------------------------------------------------------
                              HANDYMAX FLEET              PANAMAX FLEET              AFRAMAX FLEET              TOTAL FLEET
                              --------------              -------------              -------------              -----------
                          ---------------------------------------------------------------------------------------------------------
                           2003    2002     %        2003    2002       %       2003    2002       %       2003    2002      %
                                          Change                     Change                     Change                    Change
                          ---------------------------------------------------------------------------------------------------------
Total available ship days   1,656  1,747  (5.21%)       736     736         -      368     377   (2.39%)    2,760  2,860   (3.50%)

Total operating days        1,581  1,652  (4.30%)       736     736         -      262     374  (29.95%)    2,579  2,762   (6.63%)

Utilization                 95.5%  94.6%    0.96%    100.0%  100.0%         -    71.2%   99.2%  (28.23%)    93.4%  96.6%   (3.24%)

TCE per ship per day       14,272 13,192    8.19%    17,014  17,561   (3.12%)   17,985  18,858   (4.63%)   15,432 15,123     2.04%

Net daily revenue per
  ship per day             13,202 12,115    8.97%    16,620  17,186   (3.30%)   12,655  18,408  (31.26%)   14,041 14,250   (1.47%)

Vessel operating expenses
  per ship per day        (3,919)(4,009)  (2.23%)   (3,731) (3,467)     7.60%  (3,867) (3,660)     5.64%  (3,862) (3,823)    1.01%

Vessel overhead burden
  per ship per day          (745)  (712)    4.59%     (745)   (712)     4.59%    (745)   (712)     4.59%    (745)  (712)     4.59%

Net operating cash flow
  per ship per day         8,538  7,394    15.47%   12,144   13,007    (6.63%)   8,043  14,036  (42.70%)    9,434  9,714   (2.89%)

                                     -MORE-

                                                          Nine Months Ended September 30, 2003 and 2002
                                                            (In U.S. Dollars unless otherwise stated)
                            --------------------------------------------------------------------------------------------------------
                                 HANDYMAX FLEET              PANAMAX FLEET              AFRAMAX FLEET              TOTAL FLEET
                                 --------------              -------------              -------------              -----------
                            --------------------------------------------------------------------------------------------------------
                             2003   2002       %        2003    2002       %       2003    2002       %       2003    2002     %
                                            Change                      Change                     Change                   Change
                            --------------------------------------------------------------------------------------------------------
Total available ship days    5,055   4,765     6.09%     2,184   1,528    42.93%    1,092   1,101   (0.82%)    8,331  7,394   12.67%

Total operating days         4,812   4,461     7.87%     2,168   1,528    41.90%      837   1,073  (21.98%)    7,818  7,062   10.70%

Utilization                  95.2%   93.6%     1.68%     99.3%  100.0%   (0.72%)    76.7%   97.5%  (21.34%)    93.8%  95.5%  (1.75%)

TCE per ship per day        14,688  13,762     6.73%    17,300  17,678   (2.14%)   18,227  18,772   (2.90%)   15,791 15,370    2.74%

Net daily revenue per
  ship per day              13,559  12,520     8.30%    16,783  17,345   (3.24%)   13,792  17,993  (23.35%)   14,435 14,332    0.72%

Vessel operating expenses
  per ship per day         (3,987) (3,937)     1.26%   (3,750) (3,330)    12.61%  (3,910) (4,052)   (3.51%)  (3,914) (3,829)   2.24%

Vessel overhead burden
  per ship per day           (799)   (686)    16.37%     (799)   (686)    16.37%    (799)   (686)    16.37%    (799)  (686)   16.37%

Net operating cash
  flow per ship per day      8,774   7,897    11.11%    12,234  13,329   (8.21%)    9,084  13,254  (31.47%)    9,722  9,817  (0.97%)

Fleet Report

          Stelmar's fleet consists of 30 tankers with a total of 1,722,300 dwt carrying capacity and includes 18 Handymax, eight Panamax and four Aframax tankers. The average age of the current fleet is approximately seven years.

          The Keymar, a 1993 double-hull Aframax vessel, completed its permanent repairs on schedule and returned to service on October 16, 2003. The vessel is currently trading in the spot market earning more than $20,000 per day.

As part of the Company's fleet growth and renewal program, Stelmar is scheduled to receive delivery of five new double-hull Panamax and six new double-hull Handymax tankers between late 2003 and mid-2004. With these 11 new double-hull vessels, Stelmar's fleet will grow to 41 vessels. The fleet will consist of 24 Handymax, 13 Panamax and four Aframax tankers, assuming no additional dispositions are made, with an average age of six years and a total carrying capacity of 2,344,100 dwt. 80% of the fleet will be double-hull, with only one single-hull vessel.

          Mr. Goodfellow continued, "We are pleased to be entering the delivery phase of our current newbuilding program and look forward to receiving the first of our eleven new vessels in November 2003. This double-hull Panamax has already been signed to a profitable time charter, and will contribute to the Company's results in the fourth quarter of 2003.

                                     -MORE-

With our fleet expanding by more than 22 percent in 2004, in available days, Stelmar will have the opportunity to enhance its earnings growth, while continuing to provide its customers with a modern fleet that adheres to the strictest standards."

The following is a summary of Stelmar's fleet:

                            Type                        DH              DS             SH           Total         Vessels
                                                  ----------------------------------------------------------------------------
                                                                       Dwt
                                                                       ---
           EXISTING:
           ---------
           Handymax                                       397,200        369,900              0        767,100             18
           Panamax                                        555,200              0              0        555,200              8
           Aframax                                        303,900              0         96,100        400,000              4
                                                  ----------------------------------------------------------------------------
                                                        1,256,300        369,900         96,100      1,722,300             30
                                                  ----------------------------------------------------------------------------
           UNDER CONSTRUCTION:
           -------------------
           Handymax                                       274,800              0              0        274,800              6
           Panamax                                        347,000              0              0        347,000              5
                                                  ----------------------------------------------------------------------------
           Sub Total                                      621,800                                      621,800             11
                                                  ----------------------------------------------------------------------------
           Total                                        1,878,100        369,900         96,100      2,344,100             41
                                                  ----------------------------------------------------------------------------
           % of fleet                                         80%            16%             4%           100%
                                                              ---            ---             --           ----
           Number of Vessels                                   31              9              1                            41
                                                               --              -              -                            --

           D/H: Double Hull
           D/S: Double Sides, Single Bottom
           S/H: Single Hull

Time Charter Coverage

          Currently, 86% of the fleet's net operating days for 2003 and 48% of the fleet's net operating days for 2004 have been secured, equivalent to $141 million and $101 million in revenues, respectively. For 2005, 25% of the fleet's net operating days have already been secured, equivalent to $55 million in revenues.

          The majority of Stelmar's Handymax tankers were deployed on time charters throughout the third quarter, earning an average time charter equivalent rate of approximately $14,400. per day. The remaining Handymax tankers, deployed on the spot market during the quarter, earned an average daily time charter equivalent rate of approximately $13,700. per day.

          All Panamax and Aframax tankers in Stelmar's fleet were deployed on profitable charters during the quarter. The average time charter equivalent rate for the Panamax vessels during the quarter was $17,014 per day. For the Aframax vessels, the average time charter equivalent rate during the quarter was $17,985 per day.

                                     -MORE-

          Mr. Goodfellow concluded, "We continue to be driven by the goal of providing our shareholders with consistent cash flow generation and profitability as well as superior returns throughout the tanker cycles. With $101 million already locked-in for 2004 and $55 million locked-in for 2005, we have made significant progress towards achieving this goal. Having surpassed our time charter goal for 2003, we will focus our attention on signing additional time charters that contribute to the Company's earnings in 2004 and 2005."

Conference Call and Webcast

          Stelmar's management team will host a conference call today, October 22, 2003, at 10:00 a.m. Eastern Time to discuss the Company's third quarter 2003 financial results. The United States dial-in number for the call is: (800) 289-0529. The international dial-in number is: (913) 981-5523. A replay of the conference call will be available until midnight on November 4, 2003. The United States replay number is (888) 203-1112; the international replay number is (719) 457-0820 and the access code required for the replay is 331895. There will also be a simultaneous live webcast over the Internet at: https://cis.premconf.com/sc/scw.dll/usr?cid=vlllrwxnzxsvlsss.

About Stelmar Shipping Ltd.

          Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately seven years, excluding the newbuildings. Including the 11 vessels expected to be delivered between late 2003 and the third quarter of 2004, the Company's fleet of 30 tankers will expand to 41, assuming no disposals, and the average age of Stelmar's total fleet will be reduced to six years. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward Looking Statements

          This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding:

                                     -MORE-

          TCE rates in the near term; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements.

          These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                               ###TABLES FOLLOW###

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
AND FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(Expressed in thousands of U.S. Dollars - except per share data)

                                                             Three Month Period                       Nine Month Period
                                                             Ended September 30                       Ended September 30
                                                           2003               2002                  2003                2002
                                                     -----------------  -----------------     -----------------  -----------------
                                                       (unaudited)        (unaudited)           (unaudited)         (unaudited)
REVENUES:
Revenue from vessels                             $             41,871             43,212               130,682            114,348
      Brokers' commissions                                    (1,046)            (1,017)               (3,193)            (2,576)
                                                     -----------------  -----------------     -----------------  -----------------
          Revenue from vessels, net                            40,825             42,195               127,489            111,772
                                                     -----------------  -----------------     -----------------  -----------------
EXPENSES:
      Voyage expenses                                           2,073              1,441                 7,234             5,804
      Vessel operating expenses                                10,660             11,026                32,612             28,316
      Depreciation and amortization                            10,876             10,348                32,717             26,780
      General and administrative expenses                       2,056              2,037                 6,653              5,074
      Provision for doubtful receivables                            -                  -                   350                  -
      Insurance deductibles                                       131                  -                   396                118
                                                     -----------------  -----------------     -----------------  -----------------
      Operating income                                         15,029             17,343                47,527             45,680
                                                     -----------------  -----------------     -----------------  -----------------
OTHER INCOME (EXPENSES):
      Interest and finance costs, net                         (4,211)            (5,156)              (13,314)           (13,560)
      Foreign currency losses                                    (34)              (150)                 (127)              (300)
      Loss from sale of vessel                                   (13)                  -               (7,268)                  -
      Other, net                                                 (58)                263                 (192)              (107)
                                                     -----------------  -----------------     -----------------  -----------------
      Total other income (expenses), net                      (4,316)            (5,043)              (20,901)           (13,967)
                                                     -----------------  -----------------     -----------------  -----------------
      Income before income taxes                               10,713             12,300                26,626             31,713
      Provision for income taxes                                    -                  -                     -                  -
                                                     -----------------  -----------------     -----------------  -----------------
Net Income                                       $             10,713             12,300                26,626             31,713
                                                     =================  =================     =================  =================
Earnings per share, basic                        $               0.62               0.73                  1.55               2.15
                                                     =================  =================     =================  =================
Weighted average number of shares, basic                   17,285,687         16,819,750            17,158,207         14,743,003
                                                     =================  =================     =================  =================
Earnings per share, diluted                      $               0.62               0.73                  1.54               2.14
                                                     =================  =================     =================  =================
Weighted average number of shares, diluted                 17,371,449         16,870,434            17,251,496         14,793,693
                                                     =================  =================     =================  =================
Earnings per share excluding loss from sale of vessel
Net Income before loss from sale of vessel       $                  -                  -                33,894             31,713
                                                     =================  =================     =================  =================
Earnings per share, basic                        $                  -                  -                  1.98               1.42
                                                     =================  =================     =================  =================
Weighted average number of shares, basic                            -                  -            17,158,207         14,743,003
                                                     =================  =================     =================  =================
Earnings per share, diluted                      $                  -                  -                  1.96               2.14
                                                     =================  =================     =================  =================
Weighted average number of shares, diluted                          -                  -            17,251,496         14,793,693
                                                     =================  =================     =================  =================

STELMAR SHIPPING LTD. AND SUBSIDIARIES

EBITDA RECONCILIATION

FOR THE THREE MONTH PERIODS ENDED SEPTMEBER 30, 2003 AND 2002
AND FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(Expressed in thousands of U.S. Dollars)

                                                 Three Month Period                           Nine Month Period
                                                    September 30                             Ended September 30
                                              2003                2002                    2003                 2002
                                        -----------------   -----------------       ------------------   -----------------
                                           (unaudited)          (audited)               (unaudited)          (audited)

EBITDA                                $           25,847              27,954                   80,052              72,353
                                        -----------------   -----------------       ------------------   -----------------
DEPRECIATION AND AMORTIZATION                   (10,876)            (10,348)                 (32,717)            (26,780)

INTEREST AND FINANCE COST, NET                   (4,211)             (5,156)                 (13,314)            (13,560)

LOSS FROM SALE OF VESSEL                            (13)                   -                  (7,268)                   -

FOREIGN CURRENCY LOSSES                             (34)               (150)                    (127)               (300)

NET INCOME                            $           10,713              12,300                   26,626              31,713

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(Expressed in thousands of U.S. Dollars)

ASSETS                                                                              2003         2002
------                                                                           ---------    ---------
                                                                                (unaudited)   (audited)
CURRENT ASSETS:
      Cash and cash equivalents                                                  $  52,866    $  36,123
      Accounts receivable - trade, net                                              10,937        9,382
      Other current assets                                                           3,711        2,814
                                                                                 ---------    ---------
            Total current assets                                                    67,514       48,319
                                                                                 ---------    ---------
FIXED ASSETS:
      Advances for vessel acquisition / under construction                          76,123       15,088
      Vessels net book value                                                       702,645      746,164
      Property and equipment, net book value                                         1,454        1,581
                                                                                 ---------    ---------
            Total fixed assets                                                     780,222      762,833
                                                                                 ---------    ---------

DEFERRED CHARGES, net                                                               16,193       12,205
                                                                                 ---------    ---------
            Total assets                                                         $ 863,929    $ 823,357
                                                                                 =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
      Current portion and maturities of long-term debt                           $  48,461    $  74,758
      Accounts payable - trade                                                      10,058        6,181
      Other current liabilities                                                      8,469        7,879
      Financial instruments fair value                                               7,950        8,481
                                                                                 ---------    ---------
            Total current liabilities                                               74,879       97,358
                                                                                 ---------    ---------

LONG-TERM DEBT, net of current portion                                             444,081      413,851
                                                                                 ---------    ---------

CONTINGENCIES

STOCKHOLDERS' EQUITY:
      Preferred stock, $0.01 par value; 20,000,000 shares authorized, none issued       -             -
      Common stock, $0.02 par value; 25,000,000 shares authorized; 17,285,687 and 16,819,750 issued and outstanding at September 30, 2003 and December
      31, 2002, respectively                                                           346          336
      Additional paid-in capital                                                   222,351      215,635
      Accumulated other comprehensive income / (loss)                               (8,471)      (7,940)
      Retained earnings                                                            130,743      104,117
                                                                                 ---------    ---------
            Total stockholders' equity                                             344,969      312,148
                                                                                 ---------    ---------
            Total liabilities and stockholders' equity                           $ 863,929    $ 823,357
                                                                                 =========    =========

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(Expressed in thousands of U.S. Dollars)

                                                                                    2003         2002
                                                                                 ---------    ---------
Cash Flows from Operating Activities:                                           (unaudited)  (unaudited)
      Net income                                                                 $  26,626    $  31,713
      Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation                                                               29,420       24,878
         Loss from sale of vessel                                                    7,268            -
         Amortization of deferred dry-docking costs                                  3,297        1,902
         Amortization of other financing costs                                         251          153
         Interest expense                                                           12,930       13,407
      Change in non cash working capital items related to operating activities       1,049        2,019
         Interest paid, net                                                        (13,144)     (13,179)
         Payments for dry-docking                                                   (7,243)      (7,716)
                                                                                 ---------    ---------
Net Cash from Operating Activities                                                  60,454       53,177
                                                                                 ---------    ---------
Cash Flows from (used in) Investing Activities:
         Advances for vessels acquisition-vessels under construction               (61,035)     (14,989)
         Vessel acquisitions and/or improvements                                         -     (242,498)
         Capital expenditure for property and equipment                                (98)        (623)
         Net proceeds from sale of vessel                                            8,369            -
                                                                                 ---------    ---------
Net Cash from (used in) Investing Activities                                       (52,764)    (258,110)
                                                                                 ---------    ---------
Cash Flows from (used in) Financing Activities:
         Proceeds from long-term debt                                               45,000      164,146
         Principal payments of long-term debt                                      (33,417)     (28,339)
         Repayment of long-term debt due to sale of vessel                          (7,650)           -
         Contribution to paid-in capital                                             6,726       69,230
         Payments for follow on offering costs                                           -       (4,439)
         Payments for loan fees and other financing costs                           (1,606)        (730)
                                                                                 ---------    ---------
Net Cash from (used in) Financing Activities                                         9,053      199,868
                                                                                 ---------    ---------

Net increase (decrease) in cash and cash equivalents                                16,743       (5,065)
Cash and cash equivalents at beginning of period                                    36,123       34,417
                                                                                 ---------    ---------

Cash and cash equivalents at end of period                                       $  52,866    $  29,352
                                                                                 =========    =========

For Immediate Release                                                 EXHIBIT II

Company Contact:
Stamatis Molaris               Leon Berman
Chief Financial Officer        Principal
Stelmar Shipping Ltd.          The IGB Group
011-30210-891-7260             212-461-2175


            STELMAR SHIPPING ANNOUNCES INITIATION OF DIVIDEND POLICY

                     Stelmar to Pay $0.12 Quarterly Dividend

ATHENS, Greece - October 22, 2003 - Stelmar Shipping Ltd. (NYSE: SJH) today announced that the Company will begin paying a dividend at the end of the third quarter 2003. The Company's Board of Directors declared a quarterly dividend of $0.12 per share, payable on November 18, 2003 to shareholders of record at the close of business on November 3, 2003. The Ex-Dividend date will be October 30, 2003. The Company intends to pay dividends on a quarterly basis.

Peter Goodfellow, Chief Executive Officer and President, stated, "Stelmar's entire board takes great pride in declaring this dividend. We have never forgotten that it is the shareholders that own the company, and they deserve to benefit directly from Stelmar's ongoing success. Declaring a dividend demonstrates the board's confidence in the Company's time charter strategy and its ability to post consistent profitability and returns, throughout the tanker cycles."

Stamatis Molaris, Chief Financial Officer of Stelmar added, "Stelmar's strong financial position allows the Company to initiate this dividend while continuing to meet its obligations, reduce its debt over time as well as take advantage of growth opportunities as they arise. Our proven strategy of signing profitable time-charter contracts for the majority of our fleet provides Stelmar with strong cash flow and financial visibility even in challenging market conditions. We remain committed to our goal of rewarding shareholders, while managing the Company in a fiscally responsible manner that best serves the company and its investors."

About Stelmar Shipping Ltd.

          Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately seven years, excluding the newbuildings. Including the 11 vessels expected to be delivered between late 2003 and the third quarter of 2004, the Company's fleet of 30 tankers will expand to 41, assuming no disposals, and the average age of Stelmar's total fleet will be reduced to six years. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward Looking Statements

          This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated: 23rd October, 2003                    By: /s/ Olga Lambrianidou
                                             --------------------------
                                             Name: Olga Lambrianidou
                                             Title: Corporate Secretary





02509.0004 #437461